February 27, 2014

Via facsimile and EDGAR

United States Securities and Exchange Commission
100 First Street, N.E.
Washington, D.C. 20549
Mail Stop 4720
Facsimile: 202-772-9198

Attn:    Jim B. Rosenberg, Senior Assistant Chief Accountant
Division of Corporate Finance

Re:	Array BioPharma Inc.
Annual Report on Form 10-K for the Period Ended June 30, 2013
Quarterly Report on Form 10-Q for the Period Ended December 31, 2013
File Number 333-16633

Ladies and Gentlemen:

This letter is in reference to the comments of the staff of the Securities and Exchange Commission (the “Staff”) sent to Array BioPharma Inc. (the “Company”) in a letter addressed to Mr. R. Michael Carruthers, Chief Financial Officer of the Company, on February 14, 2014 regarding the above-captioned Annual Report on Form 10-K and the above-captioned Quarterly Report on Form 10-Q. The Company is preparing its responses to the Staff’s comments but requires additional time in order to respond fully to the Staff’s comments. Accordingly, the Company respectfully requests that the Staff extend the date by which the Company must submit its responses to the Staff’s comments to Wednesday, March 12, 2014.

Please do not hesitate to call the undersigned at (303) 381-6663 if you have further comments or if you require any additional information.

Sincerely,

/s/ R. Michael Carruthers
R. Michael Carruthers
Chief Financial Officer

cc: Carin M. Cutler, Esq., Gross Cutler Seiler Dupont LLC